Exhibit 3.1

Changes to the Articles of Association (the “Articles”), approved by the shareholders on October 12, 2023

1.	The definition of the “Company” as defined in Article 1.1 of the Articles shall be changed such that the Company name in the Articles shall be “Notable Labs, Ltd.” or “נוטבל לאבס, בע”מ”.

2.	Article 6 of the Articles shall be amended and restated in its entirety with the following:

The share capital of the Company shall consist of NIS 12,000,000 divided into 34,285,714 Ordinary Shares, of a nominal value of NIS 0.35 each (the “Ordinary Shares”).

3.	Article 58 of the Articles shall be amended and restated in its entirety with the following:

No business shall be conducted at a General Meeting unless a quorum is present, and no resolution shall be passed unless a quorum is present at the time the resolution is voted on. Except in cases where it is otherwise stipulated, a quorum shall be constituted when there are personally present, or represented by proxy, at least one (1) Shareholder who hold or represents at least 1/3 (33.33%) of the voting rights of the Company.